

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 12, 2009

Mr. Kelly T. Hickel
Chairman and Chief Executive Officer
Spring Creek Capital Corp.
409 Brevard Avenue, Suite 7
Cocoa, Florida 32923

> **Re: Spring Creek Capital Corp.**
> **Item 4.01 Form 8-K**
> **Filed March 9, 2009**
> **File No. 000-53339**

Dear Mr. Hickel:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Item 4.01 Form 8-K Filed March 9, 2009</u>

1. Please be advised that Item 304(a)(1)(ii) of Regulation S-K requires a statement about whether or not the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Please expand your disclosure to make reference to the

       going concern paragraph issued by your former accountants for your two most recent fiscal years.

2.   With respect to disclosure surrounding disagreements with your former accountants, please expand your disclosure to specifically state whether during your two most recent fiscal years and any subsequent interim period through the date of resignation or March 9, 2009, there were any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements(s) in connection with its report, as required by Item 304(a)(1)(iv) of Regulation S-K.

3.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter, as applicable, from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

<u>Closing Comments</u>

      Please respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have questions regarding these comments or related matters, please contact Jennifer O'Brien at (202) 551-3721.

Sincerely,

Jill S. Davis
Branch Chief